Exhibit 13.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 9, 2017 - The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended June 30, 2017 and 2016, the audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015 and the related MD&A, and Bellatrix’s Annual Information Form, all of which are filed on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the US Securities and Exchange Commission at www.sec.gov. Disclosure which is unchanged from the MD&A for the year ended December 31, 2016 may not be repeated herein. This commentary is based on information available to, and is dated as of, August 9, 2017. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES: Throughout Bellatrix’s MD&A, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measure provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by others.

CAPITAL PERFORMANCE MEASURES: In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

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This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, the liability component of the Convertible Debentures (as defined below), and the Credit Facilities. Net debt excludes the liability component of the Convertible Debentures. Adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, expectation that the Spirit River formation will continue to attract the majority of anticipated capital investment in 2017, expected production expenditure reductions and 2017 production expenditure guidance, intent to achieve near term growth objectives within current capital spending guidance levels, the expected timing, budget and capacity associated with the Alder Flats Plant (as defined below) Phase 2 expansion project, expected operating cost reductions, improved revenue generation and expanded corporate profit margins and cash flow associated with completion of Phase 2 of the Alder Flats Plant, capital investment plans for 2017 including the number of wells to be drilled during the second half of 2017, expected average production in the third and fourth quarters of 2017, expected average and exit 2017 production (including product mixes), the intent to maintain the strategic priority of focusing on maintaining financial strength and liquidity, the intent of the Company to continue to preserve liquidity through the priority use of funds flow from operations, the Company's plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure, the expectation that the outcome of adverse decisions in any pending or threatened legal proceeding would have a material adverse impact on the Company's financial position or results of operations, expected future abandonment and reclamations costs, expected net capital expenditures required to complete Phase 2 of the Alder Flats Plant, future commitments and the timing thereof, sensitivities of funds flow from operations changes in commodity prices, interest rates and exchange rates, and the expectation that the strategic repositioning efforts achieved in 2017 position the Company to thrive in the current commodity price environment and deliver profitable growth in production, cash flow, and net asset value, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 9, 2017 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing

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on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2016, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

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Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

SECOND QUARTER 2017 HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
SELECTED FINANCIAL RESULTS
(CDN$000s except share, per share amounts and as otherwise indicated)
Cash flow from operating activities	10,495	7,675	18,754	18,008
Per basic share (1)	$0.21	$0.20	$0.38	$0.47
Per diluted share (1)	$0.21	$0.20	$0.38	$0.47
Funds flow from operations (2)	19,347	9,048	34,240	21,924
Per basic share (1)	$0.39	$0.23	$0.69	$0.57
Per diluted share (1)	$0.39	$0.23	$0.69	$0.57
Net loss	(69,236)	(55,193)	(56,186)	(35,846)
Per basic share (1)	($1.40)	($1.42)	($1.14)	($0.93)
Per diluted share (1)	($1.40)	($1.42)	($1.14)	($0.93)
Capital - exploration and development	11,235	7,766	55,213	36,784
Facilities transferred	(5,611)	–	–	–
Capital - corporate assets	989	23	1,205	54
Property acquisitions	–	(2)	–	1
Capital expenditures - cash	6,613	7,787	56,418	36,839
Property dispositions - cash (3)	(32,354)	(77,704)	(32,354)	(77,829)
Total net capital expenditures - cash	(25,741)	(69,917)	24,064	(40,990)
Property acquisitions - non-cash	–	29,178	–	29,178
Other non-cash capital items	(5,027)	(390)	(3,612)	1,554
Total capital expenditures - net (4)	(30,768)	(41,129)	20,452	(10,258)
Credit Facilities	13,100	314,187	13,100	314,187
Senior Notes	315,308	313,279	315,308	313,279
Convertible Debentures (liability component)	38,380	–	38,380	–
Adjusted working capital deficiency (2)	15,773	10,559	15,773	10,559
Total net debt (2)	382,561	638,025	382,561	638,025
Total assets	1,351,623	1,607,674	1,351,623	1,607,674
Total shareholders’ equity	808,727	806,534	808,727	806,534

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		Three months ended June 30,		Six months ended June 30,
SELECTED OPERATING RESULTS		2017	2016	2017	2016
Total revenue (4)		74,325	48,285	140,349	103,443
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,182	10,550	8,908	10,554
Natural gas	(mcf/d)	172,402	164,699	164,602	166,077
Total oil equivalent	(boe/d)	37,916	38,000	36,342	38,234
Average realized prices
Crude oil and condensate	($/bbl)	59.49	49.32	63.28	44.10
NGLs (excluding condensate)	($/bbl)	20.57	13.05	19.42	11.74
Crude oil, condensate and NGLs	($/bbl)	31.24	25.57	31.47	23.42
Crude oil, condensate and NGLs (including risk management (5))	($/bbl)	31.19	25.33	31.46	23.26
Natural gas	($/mcf)	2.94	1.50	2.91	1.75
Natural gas (including risk management (5))	($/mcf)	3.14	2.34	3.12	2.38
Total oil equivalent	($/boe)	20.94	13.60	20.88	14.06
Total oil equivalent (including risk management (5))	($/boe)	21.83	17.19	21.82	16.74

Net wells drilled		1.2	–	11.8	5.7
Selected Key Operating Statistics
Operating netback (4)	($/boe)	9.35	3.58	8.86	5.05
Operating netback (4) (including risk management (5))	($/boe)	10.24	7.17	9.80	7.73
Transportation expense	($/boe)	1.98	0.87	1.53	0.90
Production expense	($/boe)	8.30	8.46	8.81	7.91
General & administrative expense	($/boe)	2.10	1.41	2.02	1.35
Royalties as a % of sales (after transportation)		10%	8%	11%	8%
COMMON SHARES
Common shares outstanding		246,890,127	212,511,486	246,890,127	212,511,486
Weighted average shares (1)		246,666,083	193,770,290	246,626,177	192,867,100
POST CONSOLIDATION COMMON SHARES
Common shares outstanding (6)		49,378,026	42,502,297	49,378,026	42,502,297
Weighted average shares (1)		49,333,217	38,754,058	49,325,235	38,573,420
SHARE TRADING STATISTICS (PRE-CONSOLIDATION)(1)
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High		1.13	1.68	1.37	1.99
Low		0.71	1.17	0.71	1.11
Close		0.74	1.27	0.74	1.27
Average daily volume		879,237	2,566,699	921,584	2,309,273
NYSE
(US$, except volumes) based on intra-day trading
High		0.85	1.30	1.03	1.48
Low		0.54	0.90	0.54	0.75
Close		0.58	0.99	0.58	0.99
Average daily volume		405,658	727,342	454,937	1,354,830

(1) Subsequent to June 30, 2017, Bellatrix completed a 5 to 1 common share consolidation, which has been reflected in the calculation of cash flow from operating activities per share, funds flow from operations per share, and net loss per share for the three and six months ended June 30, 2016 and 2017. As a result of the share consolidation the Company has 49,378,026 common shares outstanding.

Before consolidation basic weighted average shares outstanding for the three and six months ended June 30, 2017 were 246,666,083 (2016: 193,770,290) and 246,626,177 (2016: 192,867,100), respectively. Post consolidation basic weighted average shares outstanding for the three and six months ended June 30, 2017 were 49,333,217 (2016: 38,754,058) and 49,325,235 (2016: 38,573,420), respectively.

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In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and six months ended June 30, 2017, a total of nil (2016: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2016: nil) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator for the three and six month periods resulting in diluted weighted average common shares outstanding of 49,333,217 (2016: 38,754,058) and 49,325,235 (2016: 38,573,420), respectively.

(2) Refer to “Capital performance measures” in respect of the terms “funds flow from operations”, “total net debt” and “adjusted working capital deficiency”.

(3) Property dispositions - cash does not include transaction costs.

(4) Refer to “Non-GAAP measures” in respect of the terms “operating netbacks”, “total capital expenditures - net” and “total revenue”.

(5) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(6) After giving effect to the 5 to 1 share consolidation, fully diluted common shares outstanding for the three and six months ended June 30, 2017 were 57,360,955 (2016: 44,805,930). This includes 1,810,089 (2016: 2,303,633) of share options outstanding and 6,172,840 (2016: nil) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by post consolidation conversion price of $8.10 per share.

(7) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

2017 Second Quarter Financial and Operational Results

SALES VOLUMES

Sales volumes for the three months ended June 30, 2017 averaged 37,916 boe/d compared to 38,000 boe/d in the second quarter of 2016. Sales volumes for the six months ended June 30, 2017 decreased by 5% to 36,342 boe/d compared to 38,234 boe/d in the second half of 2016. Total sales volumes between the three months ended June 30, 2017 and June 30, 2016 were impacted by non-core dispositions completed in the fourth quarter of 2016 in the Pembina and Harmattan areas and natural production declines, which have been balanced by production volumes added through strong results development drilling in the first half of 2017.

Second quarter average production of 37,916 boe/d (76% natural gas weighted) surpassed the Company’s 2017 average annual guidance (midpoint) estimate of 34,500 boe/d. Production volumes of 37,916 boe/d grew 9% compared with the previous quarter, and represented 19% growth compared with average fourth quarter 2016 production volumes.

Sales Volumes

		Three months ended June 30,		Six months ended June 30,
		2017	2016	2017	2016
Crude oil and condensate	(bbl/d)	2,516	3,641	2,447	3,811
NGLs (excluding condensate)	(bbl/d)	6,666	6,909	6,461	6,743
Total crude oil, condensate and NGLs	(bbl/d)	9,182	10,550	8,908	10,554
Natural gas	(mcf/d)	172,402	164,699	164,602	166,077
Total sales volumes (6:1 conversion)	(boe/d)	37,916	38,000	36,342	38,234

Crude oil, condensate and natural gas liquids (“NGL”) sales volumes decreased by 13% in the second quarter of 2017, averaging 9,182 bbl/d compared to 10,550 bbl/d in the same period in 2016. Crude oil, condensate and NGL sales volumes averaged 8,908 bbl/d in the first half of 2017, a decrease of 16% from 10,554 bb/d realized in the first six months of 2016. The crude oil, condensate and NGL sales volumes decreased in the second quarter of 2017 from the same period in 2016 primarily from the sale of non-core properties with higher liquids weightings. Sales of natural gas averaged 172.4 MMcf/d during the three months ended June 30, 2017, compared to 164.7 MMcf/d in the same period in 2016, an increase of 5%. Natural gas sales volumes decreased by 1% to 164.6 MMcf/d during the six months ended June 30, 2017, compared to 166.1 MMcf/d in the same period in 2016. In 2016 and 2017, the Company focused drilling activity on the Spirit River liquids rich natural gas play, as well as capital investment in operational optimization activities to mitigate natural production declines.

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Drilling Activity - 2017

	Three months ended June 30, 2017			Six months ended June 30, 2017
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	2	1.2	100%	11	9.0	100%
Ellerslie	–	–	–	2	0.8	100%
Cardium	–	–	–	2	2.0	100%
Total	2	1.2	100%	15	11.8	100%

Drilling Activity - 2016

	Three months ended June 30, 2016			Six months ended June 30, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	–	–	–	10	5.7	100%
Total	–	–	–	10	5.7	100%

During the second quarter of 2017, Bellatrix drilled and/or participated in two gross (1.2 net) Spirit River liquids rich gas wells. Drilling in the second quarter of 2017 was curtailed as a result of seasonal spring breakup. In the first six months of 2017, Bellatrix drilled and/or participated in 11 gross (9.0 net) Spirit River liquids rich gas wells, 2 gross (2.0 net) Cardium wells, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells. The Company continues to focus capital investment in its low cost Spirit River natural gas play, which continues to deliver strong results at current natural gas and liquids prices, and to take advantage of processing capacity at the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant at Alder Flats (the “Alder Flats Plant”). Bellatrix’s drilling activity in 2017 was weighted 93% towards liquids rich natural gas wells and 7% towards oil wells.

In the second quarter of 2016, Bellatrix curtailed drilling activity in response to the continued low commodity price environment and seasonal spring breakup. In the first six months of 2016, Bellatrix drilled 10 gross (5.7 net) Spirit River wells. Bellatrix’s drilling activity in 2016 was weighted 100% towards liquids rich natural gas wells.

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COMMODITY PRICES

Average Commodity Prices

	Three months ended June 30,			Six months ended June 30,
	2017	2016	% Change	2017	2016	% Change

Exchange rate (CDN$/US$1.00)	1.3440	1.2882	4	1.3335	1.3289	–

Crude oil:
WTI (US$/bbl)	48.27	45.59	6	50.09	39.52	27
Canadian Light crude blend ($/bbl)	59.27	55.01	8	62.27	48.11	29
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	59.49	49.32	21	63.28	44.10	43
NGLs (excluding condensate)	20.57	13.05	58	19.42	11.74	65
Crude oil, condensate and NGLs	31.24	25.57	22	31.47	23.42	34
Crude oil, condensate and NGLs (including risk management)(1)	31.19	25.33	23	31.46	23.26	35

Natural gas:
NYMEX (US$/MMBtu)	3.18	1.95	63	3.25	2.02	61
AECO daily index ($/mcf)	2.78	1.39	100	2.74	1.61	70
AECO monthly index ($/mcf)	2.77	1.25	122	2.86	1.68	70
Bellatrix’s average realized prices ($/mcf)
Natural gas	2.94	1.50	96	2.91	1.75	66
Natural gas (including risk management) (1)	3.14	2.34	34	3.12	2.38	31

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Global crude oil prices fluctuated during the second quarter 2017 as the global oil market continues to work towards rebalancing and drawing down global storage levels. WTI oil prices continued to exhibit volatility during the second quarter with prices ranging between a low of US$42.31/bbl and a high closing price of US$53.40/bbl. Robust global crude inventories and weekly increases in the United States oil directed drilling rig count are factors that tempered oil prices during the second quarter of 2017.

North American natural gas prices traded within a reasonably tight range around the average second quarter 2017 price of US$3.18/MMBtu. A cooler start to summer has resulted in lower gas demand for electrical power generation. Total United States natural gas production has begun to climb with increased drilling activity. The combination of lower production relative to 2016, higher exports of liquefied natural gas (”LNG”) and increased gas exports to Mexico are improving the supply/demand dynamics in the market.

In the second quarter of 2017, Bellatrix realized an average price of $59.49/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 21% from the average price of $49.32/bbl received in the second quarter of 2016, partially due to an increase in the condensate differential period over period. By comparison, Canadian Light crude blend price increased by 8% and the average WTI crude oil benchmark price increased by 6% between the second quarters of 2017 and 2016. The WTI/Canadian Light sweet differential has remained in a historically tight range, averaging -US$2.26/bbl for the quarter.

Bellatrix’s average realized price for NGLs (excluding condensate) increased by 58% to $20.57/bbl during the second quarter of 2017, compared to $13.05/bbl received in the comparable 2016 period. Propane inventories in the United States are at five year lows, as increased exports and higher domestic demand drew down inventories at records rates. Butane prices historically correlate closely with WTI oil prices which resulted in price volatility during the second quarter. Lower seasonal demand and reduced exports led to weaker prices for butane in Canada and the United States. Recent increases in export demand has begun to lift butane prices in the United States, as Asian markets have increased calls for butane use in the petrochemical sector.

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Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the second quarter of 2017, the AECO daily reference price increased 100% and the AECO monthly reference price increased 122% compared to the second quarter of 2016. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the second quarter of 2017 increased by 96% to $2.94/mcf compared to $1.50/mcf in the same period in 2016. Bellatrix’s natural gas average price, after including commodity price risk management contracts for the three months ended June 30, 2017, averaged $3.14/mcf compared to $2.34/mcf in the comparative 2016 period. Bellatrix was active in the first quarter of 2017 increasing its 2017 risk management protection, with approximately 67% of second half 2017 gross natural gas volumes hedged at an average fixed price of approximately $3.26/mcf.

REVENUE

Total revenue of $74.3 million for the three months ended June 30, 2017 increased by 54% compared to $48.3 million realized in the second quarter of 2016. During the first six months of 2017, Bellatrix’s total revenue increased by 36% to $140.3 million compared to $103.4 million in the same period in 2016. The higher total revenue realized in the first half of 2017 compared to 2016 was primarily attributable to the improved realized average commodity prices, partially offset by the 5% decrease in sales volumes in the period. Other income decreased as a result of the disposition of certain production facilities in 2016 and working interest in the Alder Flats Plant.

Crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts for the three months ended June 30, 2017 increased by 6% to $26.1 million from $24.5 million realized during the same period in 2016. The increase in revenue realized between the periods was the result of increased realized crude oil, condensate, and NGL prices when compared to the second quarter of 2016, partially offset by a 16% decrease in sales volumes from the disposition of the Pembina and Harmattan properties that contained higher liquids weighted production volumes in the fourth quarter of 2016. For the six months ended June 30, 2017, Bellatrix realized crude oil, condensate, and NGL revenue before other income, royalties, and commodity price risk management contracts of $50.7 million, a 13% increase from $45.0 million realized during the first six months of 2016. The increase in realized revenue between the six month periods was due to stronger average crude oil, condensate and NGL prices offset by lower sales volumes.

For the three and six months ended June 30, 2017, total crude oil, condensate and NGL revenues contributed 36% and 37% of petroleum and natural gas sales, respectively, compared to 52% and 46% in the comparable 2016 periods.

Natural gas revenue before other income, royalties and commodity price risk management contracts increased by 105% in the second quarter of 2017 to $46.1 million, from $22.5 million during the same period in 2016. This was a result of a 96% increase in realized natural gas prices and a 5% increase in sales volumes between periods. For the six months ended June 30, 2017, natural gas revenue before other income, royalties and commodity price risk management contracts increased by approximately 64% to $86.6 million compared to $52.9 million realized during the first six months of 2016. The increase between the periods was the result of a 66% increase in realized natural gas prices before risk management.

Revenue

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Crude oil and condensate	13,621	16,338	28,025	30,586
NGLs (excluding condensate)	12,480	8,206	22,709	14,404
Crude oil, condensate and NGLs	26,101	24,544	50,734	44,990
Natural gas	46,134	22,473	86,635	52,861
Petroleum and natural gas sales	72,235	47,017	137,369	97,851
Other income (1)	2,090	1,268	2,980	5,592
Total revenue	74,325	48,285	140,349	103,443

(1) Other income primarily consists of processing and other third party income.

Bellatrix Exploration Ltd.	9

COMMODITY PRICE RISK MANAGEMENT

The Company has a commodity price risk management policy which permits management to use various commodity price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of 36 months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

As at June 30, 2017, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	July 1, 2017 to December 31, 2017	115,995 GJ/d	$ 2.93 CDN	$ 2.93 CDN	AECO
Natural gas fixed	January 1, 2018 to December 31, 2018	75,000 GJ/d	$ 2.69 CDN	$ 2.69 CDN	AECO

NGL fixed differential arrangements

Type	Period	Volume	Fixed Differential	Index
Propane	July 1, 2017 to December 31, 2017	2,000 bbl/d	51% of NYMEX WTI	OPIS Conway Propane
Propane	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Condensed Consolidated Statements of Comprehensive Income.

The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended June 30, 2017 and 2016:

Commodity contracts

Three months ended June 30, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	-	3,123	(44)	3,079
Unrealized gain (loss) on contracts (1)	-	5,095	(1,898)	3,197
Total gain (loss) on commodity contracts	-	8,218	(1,942)	6,276

Commodity contracts

Three months ended June, 2016
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(217)	12,637	-	12,420
Unrealized gain (loss) on contracts (1)	131	(29,850)	-	(29,719)
Total gain (loss) on commodity contracts	(86)	(17,213)	-	(17,299)

(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Bellatrix Exploration Ltd.	10

The following are summaries of the gain (loss) on commodity price risk management contracts for the six months ended June 30, 2017 and 2016:

Commodity contracts

Six months ended June 30, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	-	6,192	(23)	6,169
Unrealized gain (loss) on contracts (1)	-	35,554	(528)	35,026
Total gain (loss) on commodity contracts	-	41,746	(551)	41,195

Commodity contracts

Six months ended June 30, 2016
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(311)	18,968	-	18,657
Unrealized gain (loss) on contracts (1)	144	(5,405)	-	(5,261)
Total gain (loss) on commodity contracts	(167)	13,563	-	13,396

(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

ROYALTIES

Bellatrix pays royalties to the respective provincial governments and landowners where it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta.

In 2017, the Government of Alberta implemented the Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10 year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. The MRF includes the replacement of royalty credits and holidays on conventional wells through a drilling and completion cost allowance based on a revenue minus cost framework, a post-payout royalty rate based on commodity prices, and the reduction of royalty rates for mature wells. For wells drilled prior to 2017 in Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs.

In the second quarter of 2017, the Company incurred $6.6 million in royalties, compared to $3.6 million in the second quarter of 2016. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 10% in the three months ended June 30, 2017, compared to 8% in the comparative 2016 period. For the six months ended June 30, 2017, Bellatrix incurred total royalties of $14.0 million compared to $7.0 million incurred in the first six months of 2016. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in the first six months of 2017 were 11%, compared with 8% in the same period in 2016. Higher average corporate royalty rates period over period reflect the impact from higher commodity prices, as well as decreased gas cost allowance (“GCA”) credits in the first six months of 2017 resulting from the infrastructure and facilities dispositions in 2016.

Royalties by Commodity Type

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2017	2016	2017	2016
Crude oil, condensate, and NGLs	4,592	4,911	11,433	9,155
$/bbl	5.50	5.12	7.09	4.77
Average crude oil, condensate and NGL royalty rate (%)	18	20	23	21

Natural Gas	2,027	(1,267)	2,577	(2,115)
$/mcf	0.13	(0.08)	0.09	(0.07)
Average natural gas royalty rate (%)	4	(6)	3	(4)

Total	6,619	3,644	14,010	7,040
Total $/boe	1.92	1.05	2.13	1.01
Average total royalty rate (%)	10	8	11	8

Bellatrix Exploration Ltd.	11

Royalties by Type

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Crown and IOGC royalties	3,677	1,376	9,447	3,414
Freehold & GORR	2,942	2,268	4,563	3,626
Total	6,619	3,644	14,010	7,040

The Company’s crude oil, condensate, NGL, and natural gas royalties were impacted by wells drilled on lands with higher combined Indian Oil and Gas Canada (“IOGC”) royalty and gross overriding royalty (“GORR”) rates.

EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Production	28,631	29,263	57,948	55,045
Transportation	6,817	3,013	10,050	6,239
Royalties	6,619	3,644	14,010	7,040
General and administrative	7,254	4,866	13,291	9,388
Interest and financing charges (1)	9,625	12,017	19,025	24,247
Share-based compensation	114	1,113	610	1,304

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE

	Three months ended June 30,		Six months ended June 30,
($/boe)	2017	2016	2017	2016
Production	8.30	8.46	8.81	7.91
Transportation	1.98	0.87	1.53	0.90
Royalties	1.92	1.05	2.13	1.01
General and administrative	2.10	1.41	2.02	1.35
Interest and financing charges (1)	2.79	3.48	2.89	3.48
Share-based compensation	0.03	0.32	0.09	0.19

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

PRODUCTION EXPENSES

Production expenses for the three and six months ended June 30, 2017 totaled $28.6 million ($8.30/boe) and $57.9 million ($8.81/boe) respectively, compared to $29.3 million ($8.46/boe) and $55.0 million ($7.91/boe) in the comparative 2016 periods. Second quarter production expenses averaged $8.30/boe, a reduction of $1.07/boe from the $9.37/boe production expenditure level in the first quarter of 2017. Production expenses increased on a per boe basis between the first half of 2017 and the comparative period in 2016 as a result of the additional fixed costs associated with the facility monetization transactions completed in 2016 combined with a 5% decrease in volumes over the period offset by the disposition of higher cost structure non-core properties. In addition, the Company continues to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services. Bellatrix executed a strong optimization program in the first half of 2017, resulting in mitigation of downtime, moderating base declines and reducing production expenses. First half 2017 production expenditures averaged $8.81/boe, below previous full year guidance of $9.00/boe. Given continued cost suppression activity and strong production volumes, Bellatrix has reduced its full year 2017 production expenditure guidance target to $8.75/boe.

Bellatrix Exploration Ltd.	12

Production Expenses by Commodity Type

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2017	2016	2017	2016
Crude oil, condensate and NGLs	6,922	7,967	14,303	15,136
$/bbl	8.28	8.30	8.87	7.88

Natural gas	21,709	21,296	43,645	39,909
$/mcf	1.38	1.42	1.46	1.32

Total production expenses	28,631	29,263	57,948	55,045
Total $/boe	8.30	8.46	8.81	7.91

TRANSPORTATION

Transportation expenses for the three and six months ended June 30, 2017 were $6.8 million ($1.98/boe) and $10.0 million ($1.53/boe), respectively, compared to $3.0 million ($0.87/boe) and $6.2 million ($0.90/boe) in the same periods in 2016. The increase in transportation costs per boe in the first half of 2017 compared to the same period in 2016 was primarily due to secured transportation agreements previously entered into for Phase 2 of the Alder Flats Plant which were based on the initial expected start-up date for the expansion.  Due to deferred start-up of Phase 2 relative to initial plans, Bellatrix maintains excess transportation capacity for the months leading up to its expected start up in the second quarter of 2018.  Upon completion of the Phase 2 plant expansion, Bellatrix expects to utilize the additional transportation capacity thereby reducing transportation costs on a per boe basis.

OPERATING NETBACK

Operating Netback - Corporate

	Three months ended June 30,		Six months ended June 30,
($/boe)	2017	2016	2017	2016
Total Revenue (1)	21.55	13.96	21.33	14.87
Production	(8.30)	(8.46)	(8.81)	(7.91)
Transportation	(1.98)	(0.87)	(1.53)	(0.90)
Royalties	(1.92)	(1.05)	(2.13)	(1.01)
Operating netback(2)	9.35	3.58	8.86	5.05
Risk management gain (loss) (3)	0.89	3.59	0.94	2.68
Operating netback after risk management	10.24	7.17	9.80	7.73

(1) Total Revenue includes petroleum and natural gas sales and other income.

(2) Refer to “Non-GAAP measures” for the term “operating netbacks”.

(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.

During the three months ended June 30, 2017, the Company’s corporate operating netback before commodity risk management contracts increased by 161% to $9.35/boe compared to $3.58/boe in the second quarter of 2016. The improved netback realized in the second quarter of 2017 was primarily the result of increased average realized commodity prices and a reduction in production expenses, offset by higher transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended June 30, 2017 was $10.24/boe compared to $7.17/boe in the second quarter of 2016. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For the six months ended June 30, 2017, the Company’s corporate operating netback before commodity risk management contracts increased by 75% to $8.86/boe compared to $5.05/boe in the same period of 2016. The improved netback realized in the first six months of 2017 was primarily the result of increased average realized commodity prices, offset by higher production, transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the six months ended June 30, 2017 was $9.80/boe compared to $7.73/boe in the comparative 2016 period.

Bellatrix Exploration Ltd.	13

Operating Netback - Crude Oil, Condensate, and NGLs

	Three months ended June 30,		Six months ended June 30,
($/bbl)	2017	2016	2017	2016
Sales	31.24	25.57	31.47	23.42
Production	(8.28)	(8.30)	(8.87)	(7.88)
Transportation	(4.76)	(0.37)	(2.60)	(0.41)
Royalties	(5.50)	(5.12)	(7.09)	(4.77)
Operating netback (1)	12.70	11.78	12.91	10.36
Risk management gain (loss) (2)	(0.05)	(0.21)	(0.01)	(0.16)
Operating netback after risk management	12.65	11.57	12.90	10.20

(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.

(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.

The operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the second quarter of 2017 averaged $12.70/bbl, an increase of 8% from the $11.78/bbl realized during the same period in 2016. The increase between the periods was primarily a result of stronger crude oil, condensate and NGL commodity prices, partially offset by increased transportation and royalty expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended June 30, 2017 was $12.65/bbl compared to $11.57/bbl in the same period in 2016.

Operating netbacks before commodity price risk management contracts for crude oil, condensate, and NGLs increased by 25% to $12.91/bbl for the six months ended June 30, 2017 from $10.36/bbl realized in the first six months of 2016. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the six months ended June 30, 2017 was $12.90/bbl compared to $10.20/bbl in the first six months of 2016. The increase between the periods was primarily a result of stronger crude oil, condensate and NGL commodity prices as well, partially offset by increased production, transportation and royalty expenses.

Operating Netback - Natural Gas

	Three months ended June 30,		Six months ended June 30,
($/mcf)	2017	2016	2017	2016
Sales	2.94	1.50	2.91	1.75
Production	(1.38)	(1.42)	(1.46)	(1.32)
Transportation	(0.18)	(0.18)	(0.20)	(0.18)
Royalties	(0.13)	0.08	(0.09)	0.07
Operating netback (1)	1.25	(0.02)	1.16	0.32
Risk management gain (loss) (2)	0.20	0.84	0.21	0.63
Operating netback after risk management	1.45	0.82	1.37	0.95

(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.

(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.

The operating netback for natural gas before commodity price risk management contracts during the second quarter of 2017 of $1.25/mcf was higher than negative $0.02/mcf realized in the same period in 2016. The improvement to the realized netback between the second quarters of 2016 and 2017 was driven by a 96% increase in realized natural gas prices, and a decrease in production expenses, partially offset by an increase in royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the second quarter of 2017 was $1.45/mcf compared to $0.82/mcf in the same period in 2016.

For the six months ended June 30, 2017, Bellatrix realized an operating netback before commodity price risk management contracts for natural gas of $1.16/mcf, an increase of 263% from $0.32/mcf realized in the same period in 2016. The improvement to the realized netback between the first six months of 2016 and 2017 was driven by a 66% increase in natural gas prices, partially offset by an increase in production, transportation and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the first six months of 2017 was $1.37/mcf compared to $0.95/mcf in the same period in 2016.

Bellatrix Exploration Ltd.	14

GENERAL AND ADMINISTRATIVE

Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three and six months ended June 30, 2017 were $7.3 million ($2.10/boe) and $13.3 million ($2.02/boe), respectively, compared to $4.9 million ($1.41/boe) and $9.4 million (1.35/boe) in the comparative 2016 periods, an increase of 49% and 42% respectively. Net G&A costs increased in the current period due to an increase in gross expenses related to executive changes and a decrease in capital recoveries from partners as a result of an increase in Bellatrix’s average working interest in the operated wells drilled in the first half of 2017 compared with the same period of 2016.

General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2017	2016	2017	2016
Gross expenses	10,432	8,144	20,637	17,031
Capitalized	(1,677)	(1,580)	(4,102)	(3,888)
Recoveries	(1,501)	(1,698)	(3,244)	(3,755)
G&A expenses	7,254	4,866	13,291	9,388
G&A expenses, per unit ($/boe)	2.10	1.41	2.02	1.35

INTEREST AND FINANCING CHARGES

For the three and six months ended June 30, 2017, Bellatrix recorded $9.6 million ($2.79/boe) and $19.0 million ($2.89/boe) of interest and financing charges related to amounts outstanding under its Credit Facilities (as defined below), the Convertible Debentures (as defined below), and Senior Notes (as defined below), compared to $12.0 million ($3.48/boe) and $24.2 million ($3.48/boe) during the same period in 2016, respectively.

The decrease in interest and financing charges between the first six months of 2016 and 2017 was primarily attributed to reduced interest expense resulting from the reduction in amounts outstanding on Credit Facilities from $314.2 million at June 30, 2016 to $13.1 million at June 30, 2017, partially offset by the addition of interest on Convertible Debentures in the first six months of 2017.

Interest and Financing Charges (1)

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2017	2016	2017	2016
Interest on Credit Facilities	433	4,549	816	8,820
Interest on Convertible Debentures	1,332	–	2,633	–
Interest on Senior Notes	7,860	7,468	15,576	15,427
Interest and financing charges	9,625	12,017	19,025	24,247
Interest and financing charges ($/boe)	2.79	3.48	2.89	3.48

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

Total net debt at June 30, 2017 of $382.6 million included $13.1 million outstanding under the Credit Facilities, $38.4 million of Convertible Debentures (liability component), $315.3 million of Senior Notes (includes $10.8 million of unrealized foreign exchange gain recognized on the translation of the United States dollar denominated Senior Notes in the six months ended June 30, 2017), and an adjusted working capital deficiency of $15.8 million. Total net debt levels of $382.6 million at June 30, 2017 decreased by $255.4 million from $638.0 million at June 30, 2016.

Bellatrix Exploration Ltd.	15

Reconciliation of Total Liabilities to Total Net Debt

	As at June 30,
($000s)	2017	2016
Total liabilities per financial statements	542,896	801,140
Current liabilities (excluding current Credit Facility amounts)	(94,085)	(64,408)
Decommissioning liabilities	(61,685)	(98,121)
Other deferred liabilities	(18,875)	(9,884)
Risk management contract liability	(1,463)	(1,261)

Adjusted working capital
Current assets	(63,233)	(56,448)
Current liabilities	94,085	219,408
Current Credit Facility amounts	–	(155,000)
Current portion of other deferred liabilities	(6,229)	(1,937)
Current portion of deferred capital obligation	(22,671)	–
Current portion of risk management contract asset	14,350	4,728
Current portion of risk management contract liability	(529)	(246)
	15,773	10,559
Total net debt (1)	382,561	638,025
Convertible Debentures (liability component)	(38,380)	–
Net debt (1)	344,181	638,025

(1) Refer to “Capital performance measures” in respect of the terms “total net debt” and “net debt”.

SHARE-BASED COMPENSATION

Bellatrix has an Award Incentive Plan (the “Award Plan”) where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times. Under Bellatrix’s Deferred Share Unit Plan, the Company may grant to non-employee directors, deferred share units (“DSUs”).

The following table summarizes the DSUs, RAs, and PAs movement for the six months ended June 30, 2017:

	DSUs	RAs	PAs
Balance, December 31, 2016	1,888,341	2,131,625	1,516,676
Granted	1,137,970	2,745,200	1,850,000
Exercised	(600,754)	(809,840)	(309,600)
Forfeited	–	(130,511)	(61,147)
Balance, June 30, 2017	2,425,557	3,936,474	2,995,929

The following table provides a summary of the Company’s share-based compensation plans for the three and six months ended June 30, 2017 and June 30, 2016. Lower share-based compensation expense in the first half of 2017 compared to 2016 is a result of a decrease in the Company’s share price offset by amortization of awards and awards issued in the second quarter of 2017.

	Three months ended June 30,		Six months ended June 30,
($000s)	2017(1)	2016(2)	2017(3)	2016(4)
Share options expense	62	809	797	1,336
DSUs expense (recovery)	338	59	24	(198)
RAs expense (recovery)	(129)	148	(55)	138
PAs expense (recovery)	(157)	97	(156)	28
Share-based compensation expense	114	1,113	610	1,304
(1)	The expense for share options is net of adjustments for forfeitures of $0.4 million, and capitalization of $0.1 million.
(2)	The expense for share options is net of adjustments for capitalization of $0.4 million. The expense for restricted awards is net of adjustments for capitalization of $0.1 million. The expense for performance awards is net of adjustments for capitalization of $0.1 million.
(3)	The expense for share options is net of adjustments for forfeitures of $0.5 million, and capitalization of $0.4 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.1 million.
(4)	The expense for share options is net of adjustments for forfeitures of $0.7 million, and capitalization of $0.6 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.1 million. The expense for performance awards is net of adjustments for forfeitures of $0.1 million.

Bellatrix Exploration Ltd.	16

DEPLETION AND DEPRECIATION

Depletion and Depreciation

Depletion and depreciation expense for the three and six months ended June 30, 2017, was $32.0 million ($9.27/boe) and $60.8 million ($9.25/boe) compared to $37.6 million ($10.86/boe) and $75.2 million ($10.80/boe) recognized in the comparative 2016 periods, respectively. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions and infrastructure monetization transactions, and the lower future development costs in 2017.

For the three months ended June 30, 2017, Bellatrix has included a total of $794.5 million (2016: $1.11 billion) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $41.3 million (2016: $60.8 million) for estimated salvage.

Depletion and Depreciation

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2017	2016	2017	2016
Depletion and depreciation	31,995	37,571	60,831	75,162
Depletion and depreciation per unit ($/boe)	9.27	10.86	9.25	10.80

FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Realized gain (loss) on foreign exchange	(483)	523	(485)	505
Unrealized gain (loss) on foreign exchange	8,402	(1,517)	10,916	20,019
Unrealized gain (loss) on foreign exchange contracts	(1,098)	111	(1,907)	(3,728)
Gain (loss) on foreign exchange	6,821	(883)	8,524	16,796

For the three and six months ended June 30, 2017, Bellatrix recorded a foreign exchange gain of $6.8 million and $8.5 million, respectively. This was due to the impact of the change over the three and six months ended June 30, 2017 in the value of the Canadian dollar relative to the United States dollar on the Company’s United States dollar denominated Senior Notes which resulted in a unrealized gains of $8.3 million and $10.8 million, respectively (2016: $1.5 million loss and $20.0 million gain, respectively). This was partially offset by the change in the fair value of its United States foreign exchange forward contract which resulted in unrealized losses of $1.1 million and $1.9 million, respectively (2016: $0.1 million gain and $3.7 million loss, respectively).

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.

Bellatrix Exploration Ltd.	17

As at June 30, 2017, the Company had the following United States foreign exchange forward purchase contracts outstanding:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	1.3076	42,497
Fixed	May 14, 2020	30,000	1.3080	39,240

INCOME TAXES

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three and six months ended June 30, 2017, the Company recognized a deferred income tax expense of $26.9 million and $31.4 million compared to recoveries of $19.5 million and $18.6 million during 2016. The increase in the deferred income tax expense recognized in 2017 compared to the deferred tax recovery recognized in 2016 was primarily attributable to the completion of the non-core property disposition in the second quarter of 2017. At June 30, 2017 the Company had a total deferred tax asset balance of $32.3 million. The Company recognized a net deferred tax asset based on the independently evaluated reserve report, as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with the $9.8 million (December 31, 2016: $14.6 million) unrealized allowable capital losses on USD denominated Senior Notes at June 30, 2017.

At June 30, 2017, Bellatrix had approximately $1.32 billion in tax pools available for deduction against future income as follows:

Tax Pools

		At June 30,	At June 30,
($000s)	Rate %	2017	2016
Intangible resource pools:
Canadian exploration expenses	100	79,400	119,100
Canadian development expenses	30	577,400	783,600
Canadian oil and gas property expenses	10	81,300	205,500
Foreign resource expenses	10	600	600
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,400	16,100
Undepreciated capital cost (1)	6 - 100	406,700	372,800
Non-capital losses (expire through 2033)	100	144,100	151,000
Financing costs	20 Straight-Line	16,000	5,300
		1,321,900	1,654,000

(1) Approximately $376 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

NET LOSS

For the three months ended June 30, 2017, Bellatrix recognized a net loss of $69.2 million ($1.40 per basic and diluted share), compared to a net loss of $55.2 million ($1.42 per basic and diluted share) in the second quarter of 2016. The increase in net loss recorded in the second quarter of 2017 compared to the same period in 2016 was primarily the result of an increase in loss on property dispositions and the increase in deferred tax expense, offset by an increase in the operating netbacks as a result of increased commodity prices.

In the six months ended June 30, 2017, Bellatrix recognized a net loss of $56.2 million ($1.14 per basic and diluted share), compared to a net loss of $35.8 million ($0.93 per basic and diluted share) in the first six months of 2016. The increase in net loss recorded in the first half of 2017 compared to the same period in 2016 was primarily the result of an increase in the loss on property dispositions and the deferred tax expense, offset by an increase in the operating netbacks as a result of increased commodity prices and a decrease in depletion.

Bellatrix Exploration Ltd.	18

Subsequent to June 30, 2017, Bellatrix completed a 5 to 1 common share consolidation, which has been reflected in the calculation of net loss per share for the three and six months ended June 30, 2016 and 2017. As a result of the share consolidation the Company has 49,378,026 Common Shares.

CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

As detailed previously in this MD&A, funds flow from operations is a capital performance measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by others.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Cash flow from operating activities	10,495	7,675	18,754	18,008
Decommissioning costs incurred	539	831	1,142	1,682
Change in non-cash working capital	8,313	542	14,344	2,234
Funds flow from operations	19,347	9,048	34,240	21,924

Bellatrix’s cash flow from operating activities for the three months ended June 30, 2017 increased by 37% to $10.5 million ($0.21 per basic share and diluted share) from $7.7 million ($0.20 per basic share and diluted share) generated in the second quarter of 2016. Bellatrix’s cash flow from operating activities for the six months ended June 30, 2017 increased by 4% to $18.8 million ($0.38 per basic share and diluted share) from $18.0 million ($0.47 per basic share and diluted share) generated in the first six months of 2016.

Bellatrix generated funds flow from operations of $19.3 million ($0.39 per basic share and diluted share) in the second quarter of 2017, an increase of 114% from $9.0 million ($0.23 per basic share and diluted share) generated in the comparative 2016 period. The increase in funds flow from operations between the second quarter of 2016 and 2017 was mainly attributable to increased revenues from commodity prices in the quarter, decreased production expenses and interest and financing charges, partially offset by an increase in royalty, and G&A expenses. Bellatrix generated funds flow from operations of $34.2 million ($0.69 per basic and diluted share) in the first six months of 2017, an increase of 56% from $21.9 million ($0.57 per basic share and diluted share) generated in the comparative 2016 period.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark-to-market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Subsequent to June 30, 2017, Bellatrix completed a 5 to 1 common share consolidation, which has been reflected in the calculation of cash flow from operating activities per share and funds flow from operations per share for the three and six months ended June 30, 2016 and 2017. As a result of the share consolidation the Company has 49,378,026 common shares outstanding.

Cash Flow from Operating Activities, Funds Flow from Operations, and Net Loss

	Three months ended June 30,		Six months ended June 30,
($000s, except per share amounts)	2017	2016	2017	2016
Cash flow from operating activities	10,495	7,675	18,754	18,008
Basic ($/share)	0.21	0.20	0.38	0.47
Diluted ($/share)	0.21	0.20	0.38	0.47
Funds flow from operations	19,347	9,048	34,240	21,924
Basic ($/share)	0.39	0.23	0.69	0.57
Diluted ($/share)	0.39	0.23	0.69	0.57
Net loss	(69,236)	(55,193)	(56,186)	(35,846)
Basic ($/share)	(1.40)	(1.42)	(1.14)	(0.93)
Diluted ($/share)	(1.40)	(1.42)	(1.14)	(0.93)

Bellatrix Exploration Ltd.	19

CAPITAL EXPENDITURES

In 2017 Bellatrix’s strategic priority continues to be focused on profitable resource development while maintaining financial strength and liquidity. During the three months ended June 30, 2017, Bellatrix invested $11.2 million in exploration and development projects, compared to $7.8 million in the same period in 2016. During the six months ended June 30, 2017, Bellatrix invested $55.2 million in exploration and development projects, compared to $36.8 million in the same period in 2016.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Lease acquisitions and retention	157	72	2,630	1,025
Geological and geophysical	2	(75)	361	53
Drilling and completion costs	6,717	2,656	46,868	27,568
Facilities and equipment	4,359	5,113	5,354	8,138
Capital - exploration and development (1)	11,235	7,766	55,213	36,784
Facilities transferred	(5,611)	–	–	–
Capital - corporate assets(2)	989	23	1,205	54
Property acquisitions	–	(2)	–	1
Total capital expenditures - cash	6,613	7,787	56,418	36,839
Property dispositions - cash (3)	(32,354)	(77,704)	(32,354)	(77,829)
Total net capital expenditures - cash	(25,741)	(69,917)	24,064	(40,990)
Property acquisitions - non-cash	–	29,178	–	29,178
Other - non-cash capital (4)	(5,027)	(390)	(3,612)	1,554
Total capital expenditures - net (5)	(30,768)	(41,129)	20,452	(10,258)

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Property dispositions - cash does not include transaction costs.

(4) Other includes non-cash capital adjustments for the current period’s decommissioning liabilities and share based compensation.

(5) Refer to “Non-GAAP measures” for the term “total capital expenditures - net”.

In the second quarter of 2017, capital spending on exploration and development activities of $11.2 million was focused primarily on drilling and completing two gross (1.2 net) Spirit River liquids rich natural gas wells and the Phase 2 expansion project of the Alder Flats Plant.

During the three months ending June 30, 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million effective April 1, 2017. Bellatrix recorded a loss of $37.0 million on the sale. Proceeds from the sale were used to reduce amounts outstanding under the Credit Facilities as well as to fund the increase in the 2017 net capital expenditure budget from $105 million to $120 million.

Additionally in the second quarter, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. Capital expenditures of $5.6 million were incurred in the first quarter of 2017 and have been transferred under the agreement in the second quarter of 2017. A further $6.0 million of expenditures were, incurred during the second quarter of 2017, resulting in a remaining deferred capital obligation at June 30, 2017 of $8.4 million. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.

Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the first half of 2018 at a remaining net estimated cost to Bellatrix of approximately $25 million. A portion of these expenditures represent the prepayment made by Keyera Partnership (“Keyera”) related to working interest sale in Phase 2 of the Alder Flats Plant in 2016. Fabrication of all major equipment for Phase 2 is complete including compressors, propane bullets, condensate stabilizer, production tanks, heat medium package and electrical equipment. Major equipment is currently being installed on site and installation activity will continue through the fall with completion anticipated in November. Completion of Phase 2 of the Alder Flats Plant, which will add an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest, and production growth are expected to deliver a favourable step change reduction in operating costs down by approximately $1.00/boe relative to revised full year 2017 average production expense guidance.

Bellatrix Exploration Ltd.	20

In June 2017, concurrent with the Strachan non-core asset, sale Bellatrix’s Board of Directors increased 2017 net capital budget to $120 million. The 2017 capital is expected to be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation and investment in strategic infrastructure projects, including the Phase 2 expansion project of the Alder Flats Plant.

DECOMMISSIONING LIABILITIES

($000s)	Amount
Balance, December 31, 2015	96,423
Incurred on development activities	911
Acquired through business combinations	552
Revisions on estimates	(5,219)
Reversed on dispositions	(31,536)
Accretion expense	1,713
Balance, December 31, 2016	62,844
Incurred on development activities	766
Revisions on estimates	2,306
Reversed on dispositions	(4,848)
Accretion expense	617
Balance, June 30, 2017	61,685

At June 30, 2017, Bellatrix has recorded decommissioning liabilities of $61.7 million compared to $62.8 million at December 31, 2016, for future abandonment and reclamation of the Company’s properties. During the six months ended June 30, 2017, decommissioning liabilities decreased by $1.1 million as a result of a decrease of $4.8 million due to dispositions, partially offset by increases resulting from $0.8 million incurred in relation to development activities, $2.3 million resulting from changes in estimates, and $0.6 million as a result of charges for the unwinding of discount rates used for assessing liability fair values. The $2.3 million increase in decommissioning liabilities between June 30, 2017 and December 31, 2016, resulting from revisions on estimates were primarily due to decreased market interest rates which decreases the discount rates applied to the valuation of the liabilities.

DEBT

Credit Facilities

At June 30, 2017, the Company had $13.1 million outstanding under its syndicated revolving credit facilities (“the Credit Facilities”). During the three months ending June 30, 2017, Bellatrix entered into an amended and restated credit facility agreement provided by four financial institutions and, increased the borrowing base of the Credit Facilities to $120 million. The Credit Facilities are available on an extendible revolving term basis and consist of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which will be subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in November 2017. Following the closing of the sale of certain non-core assets in the Strachan area of Alberta, the borrowing base under the Credit Facilities was reconfirmed at $120 million, unchanged from prior levels.

The Credit Facilities bear interest at a floating rate, for the six months ended June 30, 2017 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.25%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

Bellatrix Exploration Ltd.	21

The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. However, the agreement governing the Credit Facilities also provides that, at any time when there is a borrowing base shortfall, the value of the properties being sold or disposed cannot exceed 5% of the borrowing base in aggregate in any fiscal year without approval of a majority of lenders. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Commodity risk management transactions must not be done for speculative purposes. The term of any contract for commodity swaps cannot exceed 3 years. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the Credit Facilities or exceed a term of three years. The aggregate amount hedged under all exchange rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt.

As at June 30, 2017, total outstanding letters of credit were $12.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.

During the second quarter of 2017, Bellatrix completed three separate transactions that in aggregate reduced amounts outstanding under the Credit Facilities by approximately $54.5 million. The transactions were (i) the sale of non-core assets in the Strachan area of Alberta for proceeds of $34.5 million, (ii) the sale of a $15 million vendor take back loan receivable, and (iii) the sale of certain marketable securities.

Convertible Debentures

At June 30, 2017 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Maturity Date”). As at June 30, 2017, each $1,000 principal amount of Convertible Debenture was convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

Subsequent to June 30, 2017, Bellatrix completed a 5 to 1 common share consolidation. As a result of the common share consolidation and in accordance with the indenture governing the Convertible Debentures, the conversion price of the Convertible Debentures has been increased to $8.10 per Common Share, being a rate of approximately 123.4568 common shares for each $1,000 principal amount of Convertible Debentures.

Senior Notes

As at June 30, 2017, the Company had outstanding US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

Bellatrix Exploration Ltd.	22

($000s)	Amount
Balance, December 31, 2015	332,024
Unrealized foreign exchange gain (1) (2)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	324,691
Unrealized foreign exchange gain (1) (2)	(10,787)
Amortization of discount and debt issue costs	1,404
Balance, June 30, 2017	315,308

(1) Exchange rate (CDN$/US$1.00) at June 30, 2017 was 1.2983 (December 31, 2016: 1.3427).

(2) Amount does not include unrealized loss on foreign exchange contracts of $1.9 million (December 31, 2016:$2.0 million).

Covenants

The agreement governing the Credit Facilities contains a single maintenance financial covenant (referred to above as the Senior Debt Covenant), which requires that the Company maintain a ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period of not more than 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) (the “Senior Debt Covenant”). As at June 30, 2017, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to EBITDA ratio of 1.06 times.

The indenture governing the Senior Notes does not contain any maintenance financial covenants, but does contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all indebtedness and requires that, after giving effect to the incurrence of additional debt, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Senior Note indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, beyond the limitations of the fixed charge coverage ratio test, as long as the additional debt is incurred under bank facilities (as defined in the Senior Note indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 30% of adjusted consolidated net tangible assets, or ACNTA, plus $150 million. ACNTA is defined in the indenture governing the Senior Notes and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties.

The following table lists the covenant under the Credit Facilities and Senior Notes and the Company’s compliance therewith, as at June 30, 2017:

	Covenants as at June 30, 2017	Position at June 30, 2017
Credit Facilities - Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.00x	1.06x

Senior Notes - Incurrence Covenant	Minimum Ratio
Fixed charge coverage (3)	2.25x	1.90x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency, calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at June 30, 2017 was $78.8 million.

(2) EBITDA is calculated based on terms and definitions set out in the Credit Agreement which adjusts net income (loss) for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended June 30, 2017 was $74.5 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back unrealized foreign exchange, provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges).  For the trailing twelve months ended June 30, 2017, fixed charges were $38.0 million and consolidated cash flow was $72.3 million.

Bellatrix Exploration Ltd.	23

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, sales volumes, production expenses, and royalties.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its 2017 capital program by reinvesting cash flow and borrowings under its Credit Facilities. In June 2017, concurrent with the non-core Strachan asset sale Bellatrix’s Board of Directors increased the 2017 net capital budget to $120 million. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. At June 30, 2017, the Company had $13.1 million outstanding under the Company’s Credit Facilities (excluding letters of credit) at a weighted average interest rate of 4.25%. At June 30, 2017, the borrowing base under the Company’s Credit Facilities was $120 million, providing the Company with approximately $106.9 million of available liquidity (excluding outstanding letters of credit). Following the closing of the sale of certain non-core assets in the Strachan area of Alberta, the borrowing base under the Credit Facilities was reconfirmed at $120 million, unchanged from prior levels. The Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed (refer to “Credit Facilities” above).

In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the Senior Debt Covenant (as discussed above) which also has the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities. As at June 30, 2017, the Company’s trailing twelve-month EBITDA was $74.5 million and Senior Debt was $78.8 million, resulting in a Senior Debt to EBITDA ratio of 1.06 times.

Total net debt at June 30, 2017 includes borrowings under the Credit Facilities, Convertible Debentures (liability component), Senior Notes, and the adjusted working capital deficiency. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.

Total net debt levels of $382.6 million at June 30, 2017 decreased by $255.4 million from $638.0 million at June 30, 2016. The reduction in total net debt reflects a decrease in amounts outstanding under the Credit Facilities and reduced adjusted working capital deficiency period over period of $295.9 million mainly attributable to several non-core asset sales and the monetization of facilities, the issuance of Convertible Debentures, and the issuance of common shares in 2016.

Bellatrix Exploration Ltd.	24

Debt to Funds Flow from Operations Ratio
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2017	2016	2017	2016

Shareholders’ equity	808,727	806,534	808,727	806,534

Credit Facilities	13,100	314,187	13,100	314,187
Adjusted working capital deficiency (1)	15,773	10,559	15,773	10,559
Subtotal	28,873	324,746	28,873	324,746
Senior Notes (mature on May 15, 2020) (2)	315,308	313,279	315,308	313,279
Net debt (1)	344,181	638,025	344,181	638,025
Convertible Debentures (liability component)	38,380	–	38,380	–
Total net debt (1) at period end	382,561	638,025	382,561	638,025

Debt to funds flow from operations ratio (annualized) (3) (4)
Funds flow from operations (4) (annualized)	77,388	36,192	68,480	43,848
Net debt (1) to periods funds flow from operations ratio (annualized) (3)	4.4x	17.6x	5.0x	14.6x
Total net debt to periods funds flow from operations ratio (annualized) (3)	4.9x	17.6x	5.6x	14.6x

Debt to funds flow from operations ratio (trailing) (4)
Funds flow from operations (trailing) (4)	53,231	78,175	53,231	78,175
Net debt (1) to funds flow from operations ratio (4) (trailing) (5)	6.5x	8.2x	6.5x	8.2x
Total net debt (1) to funds flow from operations ratio (4) (trailing) (5)	7.2x	8.2x	7.2x	8.2x

(1) Refer to “Non-GAAP measures” for the terms “net debt” and “total net debt”.

(2) For the three and six months ended June 30, 2017, Senior Notes includes unrealized foreign exchange gain of $8.3 million (2016: $1.5 million loss) and a gain of $10.8 million (2016: $20.0 million gain), respectively, and does not include an unrealized loss of $1.1 million (2016: $0.1 million gain) and $1.9 million loss (2016: $3.7 million loss) on foreign exchange contracts, respectively.

(3) For the three months ended June 30, 2017 and 2016, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon second quarter funds flow from operations annualized. For the six months ended June 30, 2017 and 2016, total net debt to funds flow from operations (annualized) is calculated based upon first half funds flow from operations annualized.

(4) Refer to “Non-GAAP measures” for the term “funds flow from operations”.

(5) Trailing period funds flow from operations ratio annualized is based upon the twelve month periods ended June 30, 2017 and June 30, 2016.

As at June 30, 2017 the Company’s ratio of total net debt to annualized funds flow from operations (based on second quarter funds flow from operations) was 4.9 times. The total net debt to annualized funds flow from operations ratio as at June 30, 2017 decreased from June 30, 2016 of 17.6 times primarily due to the decrease in total net debt between the periods as a result of non-core dispositions and increased funds flow from operations mainly driven by an escalation in the commodity price environment from 2016. In 2017 Bellatrix’s strategic priority continues to be focused on maintaining financial strength and liquidity. The Company continues to preserve liquidity through the priority use of funds flow from operations.

Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities and Senior Debt Covenant described above.

Bellatrix Exploration Ltd.	25

Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein (as outlined above in “Covenants”), and the ability to access debt and equity markets.

Amounts outstanding under the Credit Facilities were reduced to $13.1 million at June 30, 2017, representing a decrease of $28.4 million or 68% from the $41.5 million outstanding at March 31, 2017. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined above in “Senior Notes” and “Convertible Debentures”), which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at June 30, 2017, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018.

There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

As at August 8, 2017, Bellatrix had outstanding a total of 1,715,810 options at an average exercise price of $15.85 per share and had 49,378,026 common shares outstanding. Additionally, Bellatrix had 485,111 DSUs, 583,695 PAs and 768,488 RAs outstanding as of August 8, 2017. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.

As at August 8, 2017 (Post Consolidation)	Number Outstanding
Common Shares	49,378,026
Stock options	1,715,810
Deferred share units	485,111
Restricted awards	768,488
Performance awards	583,695

In addition, as at August 8, 2017, there was $50 million principal amount of Convertible Debentures outstanding which are convertible, at the option of the holder, into approximately 6,172,840 common shares of the Company based on a conversion price of $8.10 per share. The Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity would be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.

Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

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A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $8.7 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

COMMITMENTS

The Company had the following contractual maturities of liabilities as at June 30, 2017:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	64,656	64,656	–	–	–
Credit Facilities - principal (2)	13,100	–	13,100	–	–
Convertible Debentures (liability component) (3)	38,380	–	–	38,380	–
Senior Notes (4)	315,308	–	315,308	–	–
Finance lease obligation	7,666	1,374	1,277	933	4,082
Total	439,110	66,030	329,685	39,313	4,082

(1) Includes $0.2 million of accrued interest payable in relation to the Credit Facilities, $5.4 million related to interest on the Senior Notes and $0.8 on the Convertible Debentures.

(2) Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed.

(3) Convertible Debentures mature on September 30, 2021.

(4) Senior Notes are due on May 15, 2020.

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. Additionally, Bellatrix leases certain production facilities from a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the agreement.

All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2017.

Bellatrix and Keyera previously entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.

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2017 OPERATIONAL PERFORMANCE AND 2017 OUTLOOK

Bellatrix’s ongoing focus on the high productivity, and low supply cost Spirit River liquids rich natural gas play combined with active management of firm service transportation capacity contributed to another strong operational result in the second quarter of 2017. Continued positive operational momentum supported the Company to once again exceed internal expectations, resulting in an increase to full year 2017 average production guidance.

Bellatrix’s capital investment plans for 2017 of $120 million anticipates the drilling of approximately 13 net wells during the second half of 2017. With two operated drilling rigs currently active the Company remains well positioned to execute on updated guidance targets. Average production volumes are anticipated to remain near full year average guidance target of approximately 36,000 boe/d through the third and fourth quarters of 2017, with growth to approximately 36,500 boe/d through the end of the year.

SECOND CONSECUTIVE QUARTER OF INCREASED PRODUCTION GUIDANCE GIVEN STRONG OPERATIONAL PERFORMANCE

Solid operational momentum has carried over into the third quarter given strong well performance and operational execution. Average well productivity continues to outperform type curve expectations for the Spirit River program which has resulted in actual performance exceeding internal plans. With further visibility to outperform previously increased guidance levels, Bellatrix has announced an increase to its full year 2017 average production guidance expectation to 36,000 boe/d, an increase of 1,500 boe/d from previous guidance announced on June 26, 2017 and a 2,500 boe/d increase from original guidance levels announced in January 2017. Bellatrix’s full year net capital expenditures of $120 million remain unchanged from previous guidance levels on June 26, 2017. Bellatrix remains committed to providing sustainable long term growth for shareholders including delivery of its 2017 capital program providing over 15% forecast production growth.

First half 2017 quarter production expenditures averaged $8.81/boe, below previous full year guidance of $9.00/boe. Given continued cost suppression activity and strong production volumes, Bellatrix has reduced its full year 2017 production expenditure guidance target to $8.75/boe.

	Revised 2017 Annual Guidance (August 10, 2017)	Previously Set 2017 Annual Guidance (June 26, 2017)
Production (boe/d)
2017 Average daily production	36,000	34,500
2017 Exit production	36,500	35,500
Average product mix
Natural gas (%)	76	76
Crude oil, condensate and NGLs (%)	24	24
Capital expenditures ($000’s)
Total net capital expenditures	120,000	120,000
Property disposition - cash	(34,500)	(34,500)
Total net capital expenditures after property disposition - cash	85,500	85,500
Production expense ($/boe)	8.75	9.00

Bellatrix has delivered growth in production volumes through the first half of 2017, reduced operating costs, and reduced total net debt levels, all of which markedly improve the long term sustainability of the Company. Bellatrix’s second half 2017 plan remains unchanged and focused on the low supply cost Spirit River play. Bellatrix maintains a high quality asset base in one of the most profitable natural gas plays in North America underpinned by strategic infrastructure ownership and control and ample takeaway capacity. The strategic repositioning efforts achieved in 2017, position the Company to deliver profitable growth in production, cash flow, and net asset value in the current commodity price environment.

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CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The reader is advised that the critical accounting estimates, policies, and practices as described in the Company’s MD&A for the year ended December 31, 2016 continue to be critical in determining Bellatrix’s financial results as of June 30, 2017.

A summary of future accounting pronouncements is found in the Company’s MD&A for the year ended December 31, 2016. A copy of the Company’s MD&A for the year ended December 31, 2016 is available at www.sedar.com or as part of the Company’s annual report on Form 40-F for the year ended December 31, 2016, which may be found at www.sec.gov.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15d - 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) - 15(f) and 15(d) - 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our CEO and our CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the commencing on April 1, 2017 and ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing April 1, 2017 and ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.

SENSITIVITY ANALYSIS

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the second quarter of 2017 and average production volumes of 37,916 boe/d during that period, as well as the same level of debt outstanding as at June 30, 2017. Diluted weighted average shares are based upon the second quarter of 2017. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(Annualized)	(Per Diluted Share) (3)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,700	0.08
Change of $0.10/ mcf (2)	6,000	0.12
Change in prime of 1%	100	-
Change of US $0.01 CDN/ US exchange rate	600	0.01

(1) Refer to “Non-GAAP measures” in respect of the term “funds flow from operations”.

(2) Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

(3) Post share consolidation share amounts.

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the quarters in 2017, 2016 and 2015.

2017 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30
Total revenue (1)	66,024	74,325
Cash flow from operating activities	8,258	10,495
Cash flow from operating activities per share (2)
Basic	$0.17	$0.21
Diluted	$0.14	$0.21
Funds flow from operations (1)	14,891	19,347
Funds flow from operations per share (1) (2)
Basic	$0.30	$0.39
Diluted	$0.26	$0.39
Net profit (loss)	13,049	(69,236)
Net profit (loss) per share (2)
Basic	$0.26	($1.40)
Diluted	$0.23	($1.40)
Total net capital expenditures - cash	49,805	(25,741)

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2016 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	55,158	48,285	56,524	67,907
Cash flow from operating activities	10,333	7,675	2,425	17,114
Cash flow from operating activities per share (2)
Basic	$0.27	$0.20	$0.05	$0.35
Diluted	$0.27	$0.20	$0.05	$0.35
Funds flow from operations (1)	12,876	9,048	10,556	8,437
Funds flow from operations per share (1) (2)
Basic	$0.34	$0.23	$0.23	$0.17
Diluted	$0.34	$0.23	$0.23	$0.17
Net profit (loss)	19,347	(55,193)	(13,907)	23,085
Net profit (loss) per share (2)
Basic	$0.50	($1.42)	($0.31)	$0.47
Diluted	$0.50	($1.42)	($0.31)	$0.47
Total net capital expenditures - cash	28,927	(69,917)	(98,781)	(80,407)
2015 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	90,186	88,941	82,066	72,125
Cash flow from operating activities	22,553	16,475	22,015	42,033
Cash flow from operating activities per share (2)
Basic	$0.59	$0.43	$0.57	$1.09
Diluted	$0.59	$0.43	$0.57	$1.09
Funds flow from operations (1)	24,858	28,378	26,598	29,653
Funds flow from operations per share (1) (2)
Basic	$0.65	$0.74	$0.69	$0.77
Diluted	$0.65	$0.74	$0.69	$0.77
Net profit (loss)	(12,688)	(24,427)	(50,460)	(356,631)
Net profit (loss) per share (2)
Basic	($0.33)	($0.64)	($1.31)	($9.29)
Diluted	($0.33)	($0.64)	($1.31)	($9.29)
Total net capital expenditures - cash	83,179	37,669	11,259	12,086

(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the term “funds flow from operations”, “funds flow from operations per share”, and “total revenue”.

(2) Post share consolidated share amounts

In the second quarter of 2017, Bellatrix reduced amounts outstanding on its Credit Facilities and reduced its working capital deficiency by approximately $45.8 million from the first quarter of 2017 through the use of proceeds from the non-core Strachan asset sale. In the three months ended June 30, 2017, the Company’s total net cash capital expenditures were negative $25.7 million, compared to negative $69.9 million in the second quarter of 2016, primarily as a result of the smaller asset dispositions in the second quarter 2017 compared to 2016. Total revenue increased 54% to $74.3 million in the three months ended June 30, 2017 from $48.3 million in the three months ended June 30, 2016 due to improved commodity prices in the period. The Company drilled 2 gross (1.2 net) wells, compared to nil wells drilled in the comparative 2016 period. Drilling in the first half of 2017 was offset by non-core property dispositions in the fourth quarter of 2016 and sales volumes remained consistent at 37,916 boe/d in the second quarter of 2017 compared to 38,000 boe/d in the 2016 period.

In the first quarter of 2017, Bellatrix drilled and/or participated in thirteen gross (10.6 net) wells. Total net cash capital expenditures were $49.8 million in the three months ended March 31, 2017, compared to a negative $80.4 million in the three months ended December 31, 2016, as a result of non-core property sale in the fourth quarter of 2016. The non-core property sales also reduced sales volumes by 10% from 38,467 in the first quarter of 2016 to 34,750 in the first quarter of 2017. Total revenue increased 20% to $66.0 million in the three months ended March 31, 2017, from $55.2 million in the three months ended March 31, 2016 due to improved commodity prices in the period, partially offset by decreased sales volumes.

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In the fourth quarter of 2016, Bellatrix reduced amounts outstanding under its Credit Facilities and reduced working capital deficiency by approximately $102 million (or 70%) from the third quarter of 2016 through the use of proceeds from the non-core Pembina and Harmattan asset dispositions. In the three months ended December 31, 2016, the Company’s net cash capital expenditures were negative $80.4 million, compared to expenditures of $12.1 million in the fourth quarter of 2015, primarily as a result of the asset dispositions in the fourth quarter 2016. Sales volumes decreased 22% to 31,888 boe/d from 40,705 boe/d realized in the fourth quarter of 2015, further reflecting the impact from the Pembina and Harmattan asset dispositions. The Company’s total revenue generated in the quarter ending December 31, 2016, decreased 6% to $67.9 million from $72.1 million in the fourth quarter of 2015 as a result of decreased sales volumes in the 2016 period compared to the 2015 period.

In the third quarter of 2016 Bellatrix reduced amounts outstanding under its Credit Facilities and reduced working capital by approximately $180.2 million (or 55%) from the second quarter of 2016 through the use of net proceeds from the $112.5 million sale of an interest in the Alder Flats Plant and the issuance of common shares and Convertible Debentures for combined gross proceeds of $80 million, which were completed in the period. Bellatrix incurred $17.2 million of total cash capital expenditures in the third quarter of 2016 compared to $54.1 million in the comparative 2015 period. Bellatrix focused its capital activity in the third quarter primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. The Company drilled four gross (2.3 net) wells, compared to 12 gross (5.4 net) wells in the same period of 2015. The low levels of capital activity for the three months ended September 30, 2016, has resulted in a 15% decrease in sales volumes to 34,409 boe/d from 40,277 boe/d realized in the third quarter of 2015.

In the second quarter of 2016 Bellatrix reduced amounts outstanding under its Credit Facilities and reduced working capital by approximately $77.3 million (or 19%) from the first quarter of 2016 through the use of proceeds of approximately $75 million from a facilities monetization transaction. The Company incurred $7.8 million of total cash capital expenditures in the three months ended June 30, 2016, compared to $37.5 million in the comparative 2015 period. Bellatrix focused its capital activity in the second quarter primarily on facilities and equipment expenditures related to the construction of Phase 2 of the Alder Flats Plant. The decrease in capital expenditures was due to Bellatrix curtailing development drilling activity in the quarter in response to depressed natural gas prices. The decrease in capital activity for the three months ended June 30, 2016, coincided with a 6% decrease in sales volumes to 38,000 boe/d from 40,426 boe/d realized in the second quarter of 2015.

Bellatrix’s first quarter 2016 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2015 through the first quarter of 2016. Total net debt was reduced in the quarter by $3.8 million. In the three months ended March 31, 2016, the Company incurred $28.9 million of net cash capital expenditures, compared to $83.2 million in the first quarter of 2015. The decrease in capital expenditures is primarily attributable to the decrease in facilities and equipment spending period over period in relation to the Alder Flats Plant which was commissioned in the second quarter of 2015. The Company drilled 10 gross (5.7 net) wells, compared to 6 gross (3.2 net) wells in the same period of 2015. Sales volumes decreased 13% to 38,467 boe/d from 44,408 boe/d realized in the first quarter of 2015, the decrease was due to a significant number of wells being tied-in during the first quarter of 2015 relating to the fourth quarter 2014 drilling program and a decrease in drilling activity throughout 2015 and into 2016 due to continued depressed commodity prices. The Company’s total revenue generated in the quarter ending March 31, 2016, decreased 39% to $55.2 million from $90.2 million in the first quarter of 2015 as a result of the continued, weak global commodity price environment.

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